November 19, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mr. Mark C. Shannon
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Tesco Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
File No. 001-34090

Dear Mr. Shannon:

This letter is Tesco Corporation’s response to the United States Securities and Exchange Commission’s comment letter dated November 5, 2010.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and our response immediately follows each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.
We note disclosure on pages 17 and F-31 regarding the administrative subpoena you received about a shipment to Sudan, a country identified by the U.S. Department of State as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. We also note an internet except from your second quarter 2009 earnings conference call in which your CEO responds to a question about whether the company is getting new inquiries for casing drilling jobs from any new geographic areas by stating, in part, that the Sudan markets have gotten stronger. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to Sudan, and any agreements, commercial arrangements, or other contacts you have had with the Sudanese government or entities controlled by the Sudanese government.

RESPONSE: Tesco is an Alberta, Canada corporation. In December 2006, we completed the relocation of our corporate headquarters from Calgary, Canada to Houston, Texas.  As of January 1, 2007, we ceased our status as a foreign private issuer and began filing as a U.S. registrant with the SEC. Our manufacturing plant continues to be located in Canada, and many of our international product sales and deliveries take place directly from there. Although the Government of Canada has not imposed economic sanctions on Sudan, while we were headquartered in Canada we implemented procedures to isolate any business with Sudan from our U.S. locations and from our employees who are U.S. citizens wherever located.  During 2006, while engaged in the transition from foreign private issuer, we modified our international contracting procedures with the intention of ensuring that we would remain in compliance with U.S. sanctions.

On December 11, 2009, we received a subpoena from Office of Foreign Asset Control (“OFAC”) inquiring about two specific shipments of equipment to Sudan that took place during 2006 and asking for information regarding any other transactions involving Sudan since January 1, 2005. In response to the subpoena, we conducted an extensive internal investigation, the results of which were disclosed to OFAC in a letter dated April 26, 2010.

The investigation revealed that during 2006 and 2007, four top drive drilling systems that we sold to Chinese companies were delivered to Sudan. Two of these units were delivered to Sudan from our Canadian manufacturing facility.  The other two were delivered to the purchaser in China, but sent on to Sudan by the purchaser.  Our regional office in Jakarta, Indonesia also dispatched technicians to Sudan to rig up these four top drive systems. In addition, for a fifth top drive previously manufactured by us that was already located in Sudan, we sold less than $2,000 of replacement parts in 2005 and delivered a replacement quill during 2006 at no charge to the customer.  Our equipment and services were provided to our drilling contractor clients, who were in some cases engaged by oil and gas exploration companies controlled by the Sudanese government. We have never sold equipment or provided services directly to the Sudanese government or to entities controlled by it.

From 2008 onward, the investigation did not find any sales to Sudan whatsoever, including from Canada and overseas locations.  We are not seeking any future sales or business involving Sudan.

In response to the results of the investigation, we have taken measures to strengthen our internal compliance procedures and monitoring of overseas offices. These measures include: (i) increasing our training of overseas personnel regarding trade compliance issues; (ii) the introduction of regular trade compliance auditing; and (iii) requiring the managers of our international business units to certify on a quarterly basis that they are not aware of any business activities involving sanctioned countries.

We have reviewed two transcripts of the second quarter 2009 earnings conference call referred to in your question.  These transcripts will be furnished to the Staff supplementally. Although the transcript prepared by Thompson Reuters includes the word “Sudan” in Mr. Quintana’s response, the transcript prepared by Intercall does not, stating instead that the word used was unintelligible.  Based on your letter dated November 5, 2010, we have obtained an audio copy of the second quarter 2009 earnings conference call from Thompson Reuters.  The country mentioned by Mr. Quintana is Brunei, not Sudan.  We will supplementally furnish to the Staff a secure URL link as well as a flash drive with an audio copy of the second quarter 2009 earnings conference call from Thompson Reuters.

Based on a review of the conference call recording, there was no mention of Sudan in Mr. Quintana’s response and the transcript reference to the Sudan market was in error.  Further, the question asked of Mr. Quintana related to our Casing Drilling business, and our previous involvement with Sudan related to our Top Drive business exclusively.

2.
Please discuss the materiality of your contacts with Sudan as described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

RESPONSE: Pertinent information about the sales discussed in response to question 2 will be furnished to the Staff supplementally.  These sales approximated 0.5% of total revenues in 2006 and 0.7% of total revenues in 2007.  As is customary with our top drive sales, these transactions were settled in cash at the time of delivery.  We made no sales to Sudan during 2008, 2009 or 2010.  We have had no assets or liabilities in Sudan at any time.

We have not received any response from OFAC to our letter dated April 26, 2010 that included the results of our internal investigation. In our opinion, the effect of the OFAC subpoena received in December 2009 on our consolidated financial position, results of operations or cash flows is not reasonably determinable at this time. Accordingly, we have not accrued a reserve for this matter as of September 30, 2010.

We do not believe these past sales or the OFAC subpoena are likely to have any significant impact on our corporate reputation or share value, for the following reasons:

(i)	The Sudan reference in the Thompson Reuters transcript is a misquote as the country Mr. Quintana mentioned in our second quarter 2009 earnings conference call was Brunei;

(ii)           We do not have nor do we seek any business involving Sudan at this time;

(iii)	All but one of the contracts for the sale of top drives were executed when we were headquartered in Canada and were a foreign private issuer with the SEC;

(iv)	We have made no sales to Sudan during 2008, 2009 or 2010;

(v)
We have taken measures in response to our internal investigation of this matter to strengthen our trade compliance program with the intention of preventing future sales to Sudan or other countries subject to economic sanctions.

We will continue to fully cooperate with OFAC in this matter, and will continue to evaluate the potential impact of any action by OFAC.

3.	Please provide updated information on the OFAC matter relating to Sudan and your internal review of the matter in your future periodic reports.

RESPONSE: Our disclosure of this matter was updated in our Form 10-Q for the quarterly period ended September 30, 2010 filed on November 9, 2010.  The disclosure was as follows:

In December 2009, we received an administrative subpoena from the Department of the Treasury, Office of Foreign Assets Control (OFAC) regarding a past shipment of oilfield equipment made from our Canadian manufacturing facility in 2006 to Sudan. We reviewed this matter and have provided a timely response to the subpoena. Our internal investigation revealed that in 2006 and 2007, a total of five top drive units were shipped to Sudan from our Canadian manufacturing facility. Technicians were also dispatched from one of our regional offices outside of the United States to install the top drive units. The total revenues from these activities with respect to the periods involved were approximately 0.5% and 1.0% of total revenues in 2006 and 2007.   Our policy is not to conduct any business in or sell any products to Sudan and we have implemented strengthened controls and procedures designed to ensure compliance with this policy. We disclosed the results of our internal investigation to, and are fully cooperating with, OFAC.  We continue to evaluate the potential outcome of this matter. The effect on our consolidated financial position, results of operations or cash flows is not reasonably determinable at this time. Accordingly, we have not accrued a reserve for this matter as of September 30, 2010.

Subsequent to filing our Form 10-Q for the quarterly period ended September 30, 2010, we determined the number of top drives delivered to Sudan during 2006 and 2007 was four, and not five as previously reported.  In addition, we have determined two units were shipped directly to Sudan from our Canadian manufacturing facility.  The other two were delivered to the purchaser in China, but sent on to Sudan by the purchaser.  The decrease in the number of top drive units delivered did not impact the percentage of revenues from these activities to our total revenues in 2006 and lowered this percentage from 1.0% to 0.7% in 2007.  We will update our disclosure for these changes as well as any future changes in current facts and circumstance, which may lead to revisions in management’s estimates and judgment, in future periodic reports.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

4.
We note you have changed the functional currency for your Canadian operations as of January 1, 2010. Please tell us the significant changes in economic facts and circumstances that indicated the functional currency had changed. Refer to FASB ASC 830-10-45-7. Please tell us what other economic facts and circumstances have remained constant since your initial determination of the Canadian dollar as the functional currency. In your response, please analyze all salient factors consistent with the guidance in FASB ASC 830-10-55-5.

RESPONSE: In 2006, we relocated our corporate offices to Houston, Texas from Calgary, Alberta.  In connection with this relocation, we reviewed the functional and reporting currencies of our different business units.  Based on this assessment, the US dollar became our reporting currency and the functional currency of all business units, except for our Canadian operations   which continued to be the Canadian dollar.

From 2006 through the end of 2009, we continued to evaluate our functional currency under FASB ASC 830-10-55-5 (previously Financial Accounting Standard No. 52, Foreign Currency Translation, paragraph 42) and considered the six salient economic factors and determined the functional currency of our Canadian operations should remain the Canadian dollar as the relocation of our corporate offices did not affect these operations.

The event that did change the economic facts and circumstances to clearly indicate the functional currency had changed in accordance with ASC 830-10-45-7 was a change in the nature of our operations effective January 1, 2010.  Our Canadian operations are comprised of a manufacturing facility that produces top drives and four operating districts that provide top drive rentals, top drive after-market sales and services, and tubular services.  The top drive manufacturing and sales operations provided approximately 82% of revenues and 84% of direct costs for our Canadian operations for the year ended December 31, 2009.  Prior to 2010, our manufacturing facility solely manufactured equipment to be delivered to our internal business units for sales by those respective business units to third party customers or for internal use.  The Canadian operations did not record external revenues or provide internally generated cash flows for these top drive sales.

Effective January 1, 2010, our top drive sales and delivery processes to third party customers were changed such that all processes critical to the top drive sale became the responsibility of our Canadian top drive manufacturing facility, and it converted from a cost center to an operating profit center.  These critical processes included top drive sales quotations, negotiations, contracts, ordering, processing, shipping, and billing and collecting, all of which were previously performed by the non-Canadian business units.  Top drive sales are now recorded in the top drive sales business unit, and it bills and collects payment from its customers primarily in US dollars.  In addition, these payments for new top drive sales now flow directly into our Canadian manufacturing bank account.

Based on these economic changes to our Canadian operations effective January 1, 2010, we reviewed the determination of our functional currency based on the six salient factors as set forth in FASB ASC 830-10-55-5.  Our review considered the following:

a)
Cash flow indicators – As discussed above, prior to 2010 our Canadian top drive manufacturing operated as a cost center rather than a profit center.   The majority of its cash flows, labor and applied overhead were expended in Canadian dollars as compared to US dollars.  Additional cash provided by us to fund manufacturing operations were provided in US dollars with all intercompany transactions denominated in US dollars.  Based on our Canadian top drive manufacturing comprising approximately 84% of our direct costs for Canadian operations for the year ended December 31, 2009 and its operational structure as a cost center, we determined the expense and associated cash outflow indicators were the most important factors in our assessment of the functional currency designation of our Canadian operations as a whole.

Effective January 1, 2010, our Canadian top drive manufacturing began operating as a profit center and started interacting directly with our customers, including billing and collections for all global customers primarily in US dollars, and funds are readily available to be transferred in US dollars to the corporate office in Houston, Texas for cash flow needs.  In addition, there has been an increasing shift for all of our Canadian operations to procure more parts and services related to top drive production from countries other than Canada, including the United States, the United Kingdom, India, China and other Southeast Asian countries, which primarily require payment in the US dollar.  The majority of distributions for expenses, labor and applied overhead continues to be expended in Canadian dollars as compared to US dollars.  Management’s opinion is the cash flow generated from our top drive sales and manufacturing business unit (now a profit center that bills and collects payments primarily in US dollars) and the increasing trend to pay a larger percentage of our disbursements in US dollars, as compared to previous periods, outweigh the factor of the majority of Canadian operation’s costs being in Canadian dollar.  We believe that the cash flow indicator now points to the US dollar being the functional currency.

b)
Sales price indictors – Sales of top drives have been primarily in US dollars since the relocation of our corporate offices from Canada to the US in 2006.  Therefore, this factor has remained constant and did not play a role in our determination that the economic facts and circumstances surrounding our functional currency had changed.

c)
Sales market indicators – Sales of top drives have been primarily in US dollars since the relocation of our corporate offices from Canada to the US.   Prior to 2010, these top drive sales were recorded by our business units around the globe.  Effective January 1, 2010, these top drive sales are now recorded by our Canadian operations primarily in US dollars; however, this organization restructuring did not affect the currency in which our sales contracts are dominated.  Therefore, this factor has remained constant and did not play a role in our determination that the economic facts and circumstances surrounding our functional currency had changed.

d)
Expense indicators – As stated above, there has been an increasing shift for all of our Canadian operations over the past few years to procure more parts and services related to top drive production from countries other than Canada, including the United States, the United Kingdom, India, China and other Southeast Asian countries, which primarily require payments in the US dollar.  However, the majority of distributions for expenses, labor and applied overhead continues to be expended in Canadian dollars as compared to US dollars.

e)
Financing indicators – Financing activities for our Canadian operations are controlled by the corporate office in Houston, Texas and continue to be denominated in US dollars.  Therefore, this factor has remained constant and did not play a role in our determination that the economic facts and circumstances surrounding our functional currency had changed.

f)
Intercompany transactions indicators – Prior to 2010, cash provided by us to our Canadian operations to fund manufacturing operations were provided in US dollars with all intercompany transactions denominated in US dollars.  Effective January 1, 2010, our Canadian top drive manufacturing became a profit center and began generating its own cash flow, but top drive sales are invoiced and payments are collected primarily in US dollars and any cash transferred to the corporate office in Houston, Texas are in US dollars.  Therefore, this factor has remained constant and did not play a role in our determination that the economic facts and circumstances surrounding our functional currency had changed.

As set forth in FASB ASC 830-10-55-4, in those instances in which indicators are mixed, management’s judgment is required to determine the functional currency that most faithfully portrays the economic results of the entity’s operations.  Indicators of financing and intercompany transactions of our Canadian transactions clearly point to the US dollar as the functional currency as all such activity is in US dollars.  Indicators of cash flow, sales price and sales market also point to the US dollar as top drive revenues comprised 82% of revenues and 84% of direct costs for our Canadian operations for the year ended December 31, 2009, which is primarily denominated in US dollars worldwide.  The expense indicator is the only one of the six salient factors presented in FASB ASC 830-10-55-5 that points to the Canadian dollar being the functional currency.

The change in our Canadian manufacturing as of January 1, 2010, from a cost center to a profit center that generates its own cash flow primarily in US dollars, prompted us to reevaluate the functional currency of our Canadian operations.  It is management’s opinion that this event changed the cash flow indicator of our functional currency from the Canadian dollar to the US dollar.  We believe the six salient economic factors as set forth in FASB ASC 830-10-55-5, taken in the aggregate and the assessment of related economic facts and circumstances taken as a whole, warranted a change in the functional currency designation of our Canadian operations effective January 1, 2010.   Therefore, based on an assessment of all the factors, we concluded the US dollar is the appropriate functional currency of our Canadian operations and changed the functional currency accordingly.

If you have any questions regarding these responses, please do not hesitate to contact us.

Kindest regards,

/s/ ROBERT L. KAYL

Robert L. Kayl,
Senior Vice President and Chief Financial Officer
Tesco Corporation

cc:	Mr. Julio Quintana
President and Chief Executive Officer
Tesco Corporation

Mr. Jeff Dodd
Partner
Andrews & Kurth LLP

Mr. C. Ted Orihel
Partner
PricewaterhouseCoopers LLP